

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 17, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
7.00% Series D Term Preferred Stock due 2029, par value $0.01 per share of Priority
Income Fund, Inc. under the Exchange Act of 1934.

Sincerely,

Bev Sayn

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.